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                                                                    EXHIBIT 99.4

                            [The Greater Letterhead]

                                                                  April 10, 1997

THE GREATER NEW YORK SAVINGS BANK
One Penn Plaza, New York, NY 10119

Dear Stockholder:

On March 31, 1997, The Greater New York Savings Bank ("The Greater") announced that it had entered into an Agreement and Plan of Merger (the "Merger Agreement") with Astoria Financial Corporation, a Delaware corporation ("Astoria Financial"), and Astoria Federal Savings and Loan Association, a federally chartered savings and loan association and a wholly-owned subsidiary of Astoria Financial (the "Association"). The Merger Agreement provides, among other things, that The Greater will be merged with and into the Association, with the Association being the surviving corporation (the "Merger").

Notwithstanding the execution of the Merger Agreement and the proposed Merger, The Greater will hold its 1997 Annual Meeting of Stockholders on April 25, 1997 as described in the Proxy Statement/Prospectus dated March 11, 1997 previously provided to you.

Consummation of the Merger is subject to the satisfaction of certain conditions, including approval of the stockholders of both Astoria Financial and The Greater and approval of the appropriate regulatory agencies. Separate special stockholder meetings will be held in connection with approval of the Merger.

The Merger Agreement provides that each share of common stock of The Greater issued and outstanding at the Effective Time (as defined in the Merger Agreement) will be converted into the right to receive either 0.50 shares of Astoria Financial common stock or $19.00 in cash (with 75% of The Greater shares receiving Astoria Financial common stock and 25% receiving cash) subject to certain election and allocation procedures as described in the Merger Agreement. In addition, the outstanding shares of the 12% Noncumulative Preferred Stock, Series B, of The Greater will be converted into a newly-created series of preferred stock of Astoria Financial with substantially identical, and no less favorable, terms.

On April 10, 1997, The Greater filed a Current Report on Form F-3 with the Federal Deposit Insurance Corporation describing the Merger. The Form F-3 was also filed with the Securities and Exchange Commission as an exhibit to a Post-Effective Amendment to the Registration Statement on Form S-4. Attached as exhibits to the Form F-3 were the Merger Agreement and related documentation. The Form F-3 and the exhibits thereto are available without charge upon request to the Investor Relations Department of The Greater New York Savings Bank, One Penn Plaza, New York, New York 10119. Telephone requests may be directed to the Investor Relations Department at (212) 613-4073.


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Whether  or not you plan to attend the Annual  Meeting  in person,  your  shares should be represented and voted at the meeting. If you have previously sent in your proxy and do not wish to change your vote, you need not do anything. If, however, you have not previously sent in your proxy or if you wish to change your vote, we have enclosed another form of proxy which you may use to do so. If you are using the enclosed form of proxy, please fill in, sign, date and promptly return the proxy in the enclosed postage-paid envelope. If you later decide to attend the Annual Meeting in person and wish to vote your shares personally or otherwise wish to change your instructions, you may revoke your proxy at any time before it is exercised.

If you have any questions, please call Georgeson & Co. Inc. at (800) 223-2064. I look forward to seeing you on Friday, April 25, 1997.

Sincerely,

/s/ GERARD C. KEEGAN
Gerard C. Keegan
Chairman, President and
Chief Executive Officer